
06037376

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	OR
	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

COMMISSION FILE NO. 1-4825

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2006
WASH. D.C.
160
SECTION

WEYERHAEUSER COMPANY

A Washington Corporation


PROCESSED
JUL 0 3 2006
THOMSON
FINANCIAL

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4: Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Performance Share Plan statements of net assets available for benefits as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005 together with report of Independent Registered Public Accounting Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Performance Share Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

By: 
Edward P. Rogel
Chairman
Administrative Committee

June 26, 2006
Date



WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

Financial Statements

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Performance Share Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As further discussed in note 7, the plan sponsor has approved the merger of the Plan into certain 401(k) plans of the plan sponsor effective July 6, 2006.

KPMG LLP

Seattle, Washington
June 26, 2006

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(Dollar amounts in thousands)

		2005	2004
Assets:			
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:			
Weyerhaeuser Company Stock Fund at fair value	$	108,490	100,810
Receivables:			
Employer contributions		1,869	13,797
Net assets available for benefits	$	110,359	114,607

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

(Dollar amounts in thousands)

Additions:		
Employer contributions	$	1,869
Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		1,291
Deposits of uncashed benefit payment checks		129
Total additions		3,289
Deductions:		
Benefits paid to participants		7,537
Net decrease		(4,248)
Net assets available for benefits:		
Beginning of year		114,607
End of year	$	110,359

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1) Description of the Plan

The following description of the Weyerhaeuser Company Performance Share Plan (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan and was established January 1, 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any employee of Weyerhaeuser Company (the Company) or of a participating subsidiary is eligible for and automatically enrolled in the Plan. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company and/or one of its other subsidiaries. Effective January 1, 2004, participants of the Weyerhaeuser Real Estate Company Long Term Incentive Plan are not eligible to participate in the Plan.

Vanguard Fiduciary Trust Company acts as trustee and recordkeeper for the Plan.

(b) Weyerhaeuser Company Stock Fund Voting Rights

The Plan is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. Participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants will be voted in the same proportions – for and against, respectively – as shares for which the trustee receive participant voting instructions.

(c) Contributions

The Plan provides for a profit-sharing contribution. The Weyerhaeuser Company board of directors (the Board) determines the amount of the employer profit-sharing contribution for each plan year. All contributions are stated as a percentage of the pay of the covered participants. The Board may declare contributions for one group or division of the Company that vary, as a percentage of pay, from the contribution declared for another group or division of the Company. Employer contributions are determined during the year following the plan year for which that contribution is to be made and shall be deposited into the trust fund. For the year ended December 31, 2005, eligible employees of the Weyerhaeuser Real Estate Company and its subsidiaries received a profit-sharing contribution of 3.5% of eligible compensation. For the year ended December 31, 2005, no other groups or divisions of the Company received a contribution.

All contributions shall be invested in the Weyerhaeuser Company Stock Fund and must remain invested in the Weyerhaeuser Company Stock Fund.

(d) ***Participant Accounts***

An individual account is maintained for each plan participant to reflect his or her share of the Plan's income and profit sharing contributions. Allocations of income are based on the number of units of the Weyerhaeuser Company Stock Fund assigned to each participant's account.

(e) ***Vesting***

The interest of a participant in the profit-sharing contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ, (4) termination of service due to a plant closure, or (5) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

Effective December 31, 2005, all employees hired on or before December 31, 2005, who are eligible to participate in the Plan, or have a balance, are 100% vested in their accounts. Employees hired after December 31, 2005 fully vest upon six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	0%
Two years of service	20
Three years of service	40
Four years of service	60
Five years of service	80
Six or more years of service	100

Prior to December 31, 2005, all employees on January 1, 2002, who were eligible to participate in the Plan on or after that date, were 100% vested in their accounts. Employees hired after January 1, 2002 vested after six years of vesting service according to the above schedule.

Effective January 1, 2004, participants who became employees of the Company as a result of the Company's acquisition of Wilton Connor Packaging, LLC in 2003 and were employees of Wilton Connor Packaging, LLC as of January 1, 2004 are 100% vested in their accounts.

If a participant is not fully vested in his/her employer contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits his/her employer contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. Forfeitures of approximately $82,000 were used to reduce employer contributions in 2005. There were approximately $303,000 and $53,000 of unallocated forfeitures as of December 31, 2005 and 2004, respectively.

(f) ***Valuation Frequency***

Account balances are valued on a daily basis.

(g) ***Payment of Benefits***

A participant who is at least age 55 and fully vested may withdraw his/her interest in his/her account at any time. Contributions to the Plan for all other participants may be withdrawn only upon termination from service.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $5,000 or less must take a distribution of their entire interest in the Plan at the time of termination. The nonvested portions of the participants' accounts are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

(h) ***Expenses of the Plan***

The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

(2) Summary of Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) ***Participation in the Master Trust and Unit Accounting***

All of the Plan's investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) which was established to hold the investments of the Plan and the Weyerhaeuser Company 401(k) plans. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each "unit" represents a portion of ownership in a fund.

(c) ***Investment Valuation and Interest in the Master Trust at Fair Value***

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans under the Company's 401(k) plans in the Master Trust are valued at cost.

(d) ***Income Recognition and Net Investment Income from the Master Trust***

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net (depreciation) appreciation in fair value of investments. Total investment (loss) income of the Master Trust as presented in note 6 is allocated to each plan investing in the Master Trust based on the units of each fund held by the Plan and plan specific participant loans.

(e) ***Risks and Uncertainties***

The Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(f) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g) ***Payment of Benefits***

Benefits are recorded when paid.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code (IRC). In the event of plan termination, participants will become fully vested in their accounts.

(4) Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

(5) Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) as included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds, registered investment company funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, common commingled trust funds, and registered investment company funds totaling $4.7 million, $404.3 million, and $28.2 million, respectively, as of December 31, 2005. The contract value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, common commingled trust funds, and registered investment company funds totaling $(3.9) million, $364.1 million, and $27.3 million, respectively, as of December 31, 2004.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2005 and 2004 was 4.4% and 4.2%, respectively. The aggregate interest rate for the Contracts in the Master Trust as of December 31, 2005 and 2004 was 4.2% and 4.1%, respectively. The contract value of the Contracts in the Master Trust exceeded the fair value by approximately $10.6 million as of December 31, 2005. The fair value of the Contracts in the Master Trust exceeded the contract value by approximately $1.7 million as of December 31, 2004.

WEYERHAEUSER COMPANY
PERFORMANCE SHARE PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(6) Interest in Master Trust

At December 31, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was approximately 4%. The following table presents the values of investments held by the Master Trust as of December 31, 2005 and 2004 and the investment (loss) income for the year ended December 31, 2005:

		2005	2004
		(Dollar amounts in thousands)	
Investments:			
Investments in shares of registered investment company funds and Company stock at fair value:			
Weyerhaeuser Company Stock Fund including cash equivalents of $1,544 and $2,039, respectively	$	630,371	626,561
Vanguard 500 Index Fund		828,016	853,071
Vanguard Extended Market Index Fund		281,696	239,136
Vanguard Total International Stock Index Fund		107,838	66,403
Vanguard Wellesley Income Fund		330,889	312,016
Vanguard Prime Money Market Fund		35,221	31,621
Vanguard Total Bond Fund		50,087	42,408
Investments in Weyerhaeuser Stable Value Fund at contract value:			
Traditional guaranteed investment contracts		158,376	189,548
Synthetic guaranteed investment contracts		437,154	387,458
Vanguard Prime Money Market Fund		14,772	20,829
Pending trades and other		1,018	520
Participant loans		2	121
Total investments	$	2,875,440	2,769,692
Investment (loss) income:			
Net (depreciation) appreciation in fair value of investments:			
Weyerhaeuser Company Stock Fund	$	(3,986)	
Vanguard 500 Index Fund		23,679	
Vanguard Extended Market Index Fund		22,832	
Vanguard Total International Stock Index Fund		11,030	
Vanguard Wellesley Income Fund		(7,932)	
Vanguard Total Bond Fund		(967)	
Dividend income		58,978	
Interest income		25,280	
Net investment income	$	128,914	

(7) Subsequent Events

(a) Change in Eligibility

Effective January 1, 2006, only the following employee groups are eligible to receive future contributions to the Plan, if any:

- Employees of the Weyerhaeuser Real Estate Company (WRECO) and its subsidiaries, other than the President of WRECO, including employees of Weyerhaeuser International, Inc. who are on foreign assignment on behalf of WRECO.
- All hourly-production employees, including salaried hourly-production employees, of the Company who are not employees of WRECO.

(b) Plan Merger

Effective July 6, 2006, the Plan will be merged into the Weyerhaeuser Company Investment Growth Plan, the Weyerhaeuser Company Hourly 401(k) Plan – Number One, the Weyerhaeuser Company Hourly 401(k) Plan – Number Two and the NORPAC Hourly 401(k) Plan (collectively, the 401(k) Plans). The assets of the Plan will be merged into each of the 401(k) Plans based on the related participants' eligibility to participate in the 401(k) Plans. The portion of the assets of the Plan related to participants who are not currently eligible to participate or who do not have any account in any of the 401(k) Plans will be merged into the Weyerhaeuser Company Hourly 401(k) Plan – Number One.



KPMG LLP
Suite 900
801 Second Avenue
Seattle, WA 98104

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statements (No. 333-53010 and No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 26, 2006, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Performance Share Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Weyerhaeuser Company Performance Share Plan.

KPMG LLP

Seattle, Washington
June 26, 2006